11019242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 01 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-49982~~ 43548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 Water Street
(No. and street)

New York	NY	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields — **212-968-4122** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Regulation 1.10(g) under the Commodity Exchange Act as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of December 31, 2010, that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 28, 2011

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 43,749,379
Deposits at clearing organizations	769,806
Commissions receivable	894,646
Receivables from clearing organizations	53,819,295
Financial instruments owned, at fair value	294,252
Receivables from affiliates	564,128
Prepaid bonuses and forgivable loans to employees	11,122,542
Other assets	810,730
TOTAL	$112,024,778

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	7,903,069
Accounts payable and accrued expenses	4,445,934
Payables to clearing organizations	50,289,151
Payables to affiliates	10,466,057
Total liabilities	73,104,211
MEMBER'S INTEREST	38,920,567
TOTAL	$112,024,778

See notes to statement of financial condition.

1. ORGANIZATION

GFI Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements, the potential outcome of litigation matters and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase.

Deposits at Clearing Organizations — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Assets and Liabilities — All of the Company's financial instruments are carried at fair value or amounts which approximate fair value. The financial instruments measured at carrying value include cash and cash equivalents, deposits at clearing organizations, receivables from clearing organizations, receivable from affiliates, accrued compensation, payable to clearing organizations and payable to affiliates.

Prepaid Bonuses and Forgivable Loans to Employees — Prepaid bonuses and forgivable loans to employees are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over three years and is recorded in compensation and employee benefits expense. The Company expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Brokerage Transactions — The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues are recognized on a trade date basis.

Principal Transactions — Principal transaction revenue is primarily derived from matched principal and principal trading transactions. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are permitted to enter into unmatched principal transactions in the ordinary course of business while brokering in illiquid markets and for the purpose of facilitating clients' execution needs for transactions initiated by such clients. These unmatched positions are intended to be held short term.

However, from time to time, one of the counterparties to a principal transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Under these circumstances, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight or until transaction is settled. These positions are marked to market on a daily basis. Principal transactions revenues are recognized on a trade date basis.

Compensation and Employee Benefits — The Company's compensation and employee benefits have both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees while bonuses constitute the variable portion of our compensation and employee benefits. The Company may pay certain bonuses in restricted stock units ("RSUs") and accounts for these RSUs in accordance with ASC 718 *Compensation – Stock Compensation* ("ASC 718"). The Company records the fair value of these RSUs at the grant date as deferred compensation and amortizes this cost to expense over the vesting period of each grant. The Company also may grant sign-on and retention bonuses for certain newly-hired or existing employees who agree to long-term employment agreements. These sign-on and retention bonuses are typically amortized using the straight-line method over the term of the respective agreements.

Share-Based Compensation—The Company's share-based compensation consists of stock options and restricted stock units. The Company accounts for stock-based compensation in accordance with ASC 718. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The Company determines the fair value of RSUs based on the number of units granted and the grant date fair value of the common stock of the Company's Parent, measured as of the closing price on the date of grant.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06") *Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements.* ASU 2010-06 provides amendments to Subtopic 820-10 that require new disclosures, including the amounts of and reasons for transfers in and out of Levels 1 and 2 fair value measurements and reporting activity in the reconciliation of Level 3 fair value measurements on a gross basis. ASU 2010-06 provides amendments that clarify existing disclosures regarding the level of disaggregation for providing fair value measurement disclosures for each class of assets and liabilities. In addition, it clarifies existing disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that are required for either Level 2 or Level 3. ASU 2010-06 was effective for interim and annual reporting periods ending after December 15, 2009 except for the disclosures about the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010 and for

interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on the statement of financial condition and the adoption of ASU 2010-06 with respect to disclosures of the roll forward of activity in Level 3 fair value measurements is not expected to have a material impact on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to clearing organizations. These receivables from and payables clearing organizations are short term in nature and have subsequently substantially all settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

The Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. In accordance with ASC 820-10, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- Quoted prices for identifiable or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds which trade infrequently);

- Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps), and

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of and for the year ended December 31, 2010, the Company did not have any Level 2 or Level 3 financial assets or liabilities.

Valuation Techniques — The fair value of trading securities owned as a result of matched principal transactions and principal trading business is estimated using recently executed transactions and market price quotations in active markets, which trading securities are categorized as Level 1.

Financial Assets Measured at Fair Value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1) at December 31, 2010	Netting (2)	Total as of December 31, 2010
Assets			
Equity securities	$294,252	$ -	$294,252
Commodity derivative contracts (1)	3,954,589	(3,936,499)	18,090
Liabilities			
Commodity derivative contracts (1)	$4,142,953	($3,936,499)	$206,454

(1) Included within Receivables from clearing organizations and Payables to clearing organizations.

(2) Represents the impact of netting on a net-by-counterparty basis.

Derivative Financial Instruments — The Company provides brokerage services to its customers for exchange-traded and over-the-counter derivative products, which include futures, forwards and option contracts. The Company may enter into principal transactions for exchange-traded and over-the-counter derivative products to facilitate customer trading activity or to engage in principal trading for the Company's own account.

For certain derivative contracts, the Company has entered into agreements with counterparties that allow for netting. The Company reports these derivative contracts on a net-by-counterparty basis when management believes that a legal and enforceable right of offset exists under these agreements.

Fair values of derivative contracts on a gross basis as of December 31, 2010 are as follows:

	December 31, 2010	
Derivatives not designated as hedging instruments under ASC 815-10	**Derivative Assets**	**Derivative Liabilities**
Commodity contracts (1)	$ 3,954,589	$ 4,142,953

(1) Included within Receivables from clearing organizations and Payables to clearing organizations.

As of December 31, 2010 the Company had outstanding long and short futures and forwards commodity contracts with notional values of approximately $501,952,736 and $803,356,771, respectively.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels.

5. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells commissions receivables aged over 30 days to an affiliate on a non-recourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 10 for further discussion.

6. RECEIVABLES FROM AND PAYABLES TO CLEARING ORGANIZATIONS

Amounts receivable from and payable to clearing organizations consisted of the following:

		December 31, 2010
Receivables from clearing organizations:		
Contract value of fails to deliver	$	49,973,848
Balance receivable from clearing organizations		3,804,256
Net pending trades		41,191
Total	$	53,819,295
Payables to clearing organizations:		
Contract value of fails to receive	$	48,712,366
Balance payable to clearing organizations		1,576,785
Total	$	50,289,151

Substantially all fail to deliver and fail to receive balances at December 31, 2010 have subsequently settled at the contracted amounts.

7. COMMITMENTS AND CONTINGENCIES

Litigation — In the normal course of business, the Company is and has been party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. These proceedings have generally involved either proceedings against our competitors in connection with employee hires, or claims from former employees in connection with the termination of their employment from the Company. There is also potential for client claims alleging the occurrence of errors in the execution of brokerage transactions. The Company is also currently and will, in the future, be involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings that could result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker-dealer and its affiliated persons, officers or employees or other similar consequences.

The staff of the Market Regulation Department of the Financial Industry Regulatory Authority Inc. ("FINRA") (the "Staff") has been conducting an inquiry into the activities of interdealer brokerage firms in connection with the determination of the commission rates paid to them in 2005 and 2006 by certain dealers for brokering transactions in credit default swaps. In October 2010, the Staff commenced a disciplinary proceeding by filing a complaint against the Company and four of its former employees in connection with allegedly improper communications between certain of these former employees and those at other interdealer brokerage firms, purportedly inconsistent with just and equitable principles of trade and certain antifraud and supervisory requirements under FINRA rules and the federal securities

laws. All of the former employees of the Company who were named in the complaint resigned in April 2008 to become employed by affiliates of Compagnie Financiere Tradition. None of the Company's current employees were named in the complaint. The Company intends to vigorously contest this disciplinary action which could result in a censure, fine or other sanction.

Based on currently available information, the outcome of the Company's outstanding matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of any such matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of the Company's outstanding matters will not significantly exceed any reserves accrued by the Company.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased — During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the statement of financial condition. At December 31, 2010, the Company did not hold any financial instruments sold, but not yet purchased.

8. MARKET AND CREDIT RISK

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. At December 31, 2010 the Company did not hold any unmatched positions.

Unsettled transactions (i.e., securities failed-to-receive and securities failed-to-deliver) are attributable to matched-principal transactions executed and are recorded at contract value. Cash settlement is achieved upon receipt or delivery of the security. In the event of nonperformance, the Company may purchase or sell the security in the market and seek reimbursement for losses from the contracted counterparty.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. See Note 3 to the statement of financial condition for further information related to the fair value of futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and is an introducing broker with the NFA and the CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act, and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2010, the Company's net capital was $18,190,244, which exceeded the minimum requirement by $17,940,244. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. RELATED PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate. The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on headcount.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a non-recourse basis. The Company sold commission receivables of $25,187,124 for the year ended December 31, 2010.

Receivables from affiliates primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

11. SHARE-BASED COMPENSATION

The Company's Parent issues restricted stock units ("RSUs") to its employees under the GFI Group Inc. 2008 Equity Incentive Plan, which was approved by the Parent's stockholders on June 11, 2008, and

subsequently amended by the Company's stockholders on June 11, 2009 and June 10, 2010 (as amended, the "2008 Equity Incentive Plan"). Prior to June 11, 2008, the Company's Parent issued RSUs under the GFI Group Inc. 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan").

The 2008 Equity Incentive Plan permits the grant of non-qualified stock options, stock appreciation rights, shares of restricted stock, RSUs, and performance units to employees, non-employee directors or consultants. The Parent issues shares from authorized but unissued shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan.

As of December 31, 2010, the Parent had stock options outstanding under two plans: the GFI Group 2002 Stock Option plan (the "GFI Group 2002 Plan") and the GFInet Inc. 2000 Stock Option plan (the "GFInet 2000 Plan"). No additional grants will be made under these plans. Under each plan: options were granted to employees, non-employee directors or consultants to the Parent; both incentive and non-qualified stock options were available for grant; options were issued with terms up to ten years from date of grant; and options were generally issued with an exercise price equal to or greater than the fair market value at the time the option was granted. In addition to these terms, both the GFI Group 2002 Plan and the GFInet 2000 Plan contained events that had to occur prior to any options becoming exercisable. Under both plans, the options became exercisable upon the completion of the Parent's initial public offering, which occurred in January 2005. Options outstanding under both plans are exercisable for common stock. The Parent issues shares from the authorized but unissued shares reserved for issuance under the GFI Group 2002 Plan or the GFInet 2000 Plan, respectively, upon the exercise of option grants under such plans.

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated for adjustment to or disclosure in the Statement of Financial Condition through the date the Statement of Financial Condition was issued.

* * * * * *

GFI SECURITIES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

	Unaudited Amount per December 31, 2010 FOCUS Report	Amount Pursuant to Annual Audited Report	Difference
MEMBER'S INTEREST	$ 39,183,753	$ 38,920,567	$ (263,186)
LESS:			
NONALLOWABLE ASSETS			
Commissions receivable	894,646	894,646	
Receivables from affiliates	564,128	564,128	
Other assets	11,881,186	11,933,272	(52,086)
Total nonallowable assets	13,339,960	13,392,046	(52,086)
DEDUCTIONS/CHARGES	6,406,455	6,406,455	
Net capital before haircuts	19,437,338	19,122,066	(315,272)
HAIRCUTS	931,822	931,822	
NET CAPITAL	18,505,516	18,190,244	(315,272)
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)	250,000	250,000	
EXCESS NET CAPITAL	$ 18,255,516	$ 17,940,244	$ (315,272)

Note: The difference above relates to adjustments made to prepaid bonus, compensation expense, and professional fees. The corresponding unaudited FOCUS Report was filed on January 26, 2011.

GFI SECURITIES LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2010

The Company does not carry any customers' regulated commodity futures, foreign futures and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

GFI Securities LLC
55 Water Street
New York, NY 10041

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
GFI Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GFI Securities LLC, an indirect wholly-owned subsidiary of GFI Group Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating GFI Securities LLC's compliance with the applicable instructions of the Form SIPC-7. GFI Securities LLC's management is responsible for GFI Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043548 FINRA DEC
GFI SECURITIES LLC 8*8
ATTN: WILLIAM SHIELDS/COMPLIANCE
55 WATER ST 10TH FL
NEW YORK NY 10041-0004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 200,164.04

B. Less payment made with SIPC-6 filed (exclude interest) (108,051.00)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 92,113.04

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GFI Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO
(Title)

Dated the 23 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec. 31, 2010
Eliminate cents

m No.	
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 103,203,489
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	7,596,057
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,481,869
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 79,949

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)	79,949
Total deductions	23,157,875
PC Net Operating Revenues	$ 80,065,614
neral Assessment @ .0025	$ 200,164.04

(to page 1, line 2.A.)